CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
MONTHLY REPORT - JULY 2011

STATEMENT OF CHANGES IN NET ASSET VALUE

Net Asset Value (497,210.411) units on June 30, 2011	$1,211,266,185
Addition of 0.000 units on July 31, 2011	0
Redemption of (4,996.519) units on July 31, 2011	(13,266,157)
Offering Cost	(274,539)
Net Income (Loss) - July 2011	109,141,372

Net Asset Value (492,213.892) units on July 31, 2011	$1,306,866,861

Net Asset Value per Unit at July 31, 2011	$2,655.08

STATEMENT OF INCOME (LOSS)

Income:
Gains (losses) on futures contracts:
Realized	$26,424,433
Change in unrealized	57,007,856

Gains (losses) on forward and options on forward contracts:
Realized	(327,062)
Change in unrealized	34,198,082
Net Investment Income (Loss)	(46,217)
117,257,092

Expenses:
Brokerage fee	8,067,778
Performance fee	0
Operating expenses	47,942
8,115,720
Net Income (Loss) - July 2011	$109,141,372

FUND STATISTICS

Net Asset Value per Unit at July 31, 2011	$2,655.08

Net Asset Value per Unit at June 30, 2011	$2,436.12

Unit Value Monthly Gain (Loss) %	8.99%

Fund 2011 calender YTD Gain (Loss) %	1.69%

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Theresa D. Becks
Theresa D. Becks
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.

Prepared without audit

Dear Investor,

Fixed Income Trading Drives Substantial Gains in July…

During the month of July, the markets were fixated on the ongoing sovereign debt crisis in both Europe and the U.S.  As risky assets suffered, bond prices were driven higher from investors flocking to the safety of fixed income, yielding strong gains for the Fund’s global long position.  While U.S. Treasuries finished the month up over 2%, U.K. Gilts finished up 4%, German Bunds were up 3.5%, Japanese Bonds closed up 5% and Canadian Bonds increased by 2.5%.

Additional gains were recorded in foreign exchange trading as the U.S. Dollar continued its downward trend against most major currencies.  The U.S. Dollar, in particular, fell to new all-time lows against the Swiss Franc and the New Zealand Dollar, some of the best performing markets for the Fund in July.

Commodity trading was also strongly positive in July, particularly from precious metals, as safe-haven buying supported prices in gold and silver.  Additional profits came from soft commodities as sugar continued its upward trend, gaining 12% in July, on signs that Brazil’s production would not match expectations.  The base metals and energy sector yielded small gains, while grains yielded small losses.

The stock index sector was the only losing sector during the month as European sovereign debt remained a concern, economic data was mixed to weaker–than-expected, and the U.S. debt-ceiling and deficit-reduction debate took center stage.  While the Fund reduced net long exposure in Europe, position exposure increased in the Pacific Rim and in North America.

While it does take fortitude in these volatile markets, our commitment to a systematic discipline and a steady risk posture provides the opportunity to profit from market trends.

Please do not hesitate to call me with questions.

Sincerely,

Terri Becks
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P